[redacted]

09059527

S
COMMISSION
0549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Turner 513-794-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/27

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
February 15, 2010

Notary Public

Signature

President & Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements of The O.N. Equity Sales Company and Subsidiaries (the Companies), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Companies' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies' internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Companies including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Companies do not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Companies in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Companies is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Companies have responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company and subsidiaries (collectively, the Companies) as of December 31, 2008, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The information contained in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 27, 2009

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	2,224,214
Accounts receivable, net (note 3)		281,330
Prepaid state income taxes		71,049
Software		1,036,253
Prepaid asset		111,795
Other assets		195,738
Total assets	$	3,920,379
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	160,611
Accounts payable and accrued expenses		148,308
Federal income taxes payable (note 2)		151,553
Total liabilities		460,472
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		2,069,907
Total stockholder's equity		3,459,907
Total liabilities and stockholder's equity	$	3,920,379

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2008

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	43,523,990
Sale of general securities		5,251,729
Sale of fee-based products		482,360
Other income		314,380
Interest income		385
		49,572,844
Expenses:		
Commissions (note 3)		41,518,077
Service contract (note 3)		1,435,705
Salary expense		2,185,863
Professional fees		113,130
Settlement expense (note 5)		561,909
Travel and entertainment		248,719
General expenses		373,630
		46,437,033
Income before income taxes		3,135,811
Income taxes (note 2):		
Current expense		644,097
Deferred expense		607,672
		1,251,769
Net income	$	1,884,042

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2007	$	336,000	1,054,000	1,685,865	3,075,865
Dividend to The Ohio National Life Insurance Company		—	—	(1,500,000)	(1,500,000)
Net income		—	—	1,884,042	1,884,042
Balance at December 31, 2008	$	336,000	1,054,000	2,069,907	3,459,907

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	1,884,042
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in assets and liabilities:		
Deferred tax expense (non cash)		607,672
Increase in accounts receivable from affiliates		(184,943)
Increase in other assets		(43,081)
Increase in income taxes payable		16,452
Decrease in accounts payable and accrued commissions expense		(2,387,387)
Net cash used by operating activities		(107,245)
Cash flows from investing activities:		
Cost of software purchased		(235,627)
Net cash used in investing activities		(235,627)
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(1,500,000)
Net cash used in financing activities		(1,500,000)
Decrease in cash		(1,842,872)
Cash at beginning of year		4,067,086
Cash at end of year	$	2,224,214
Federal income tax paid to The Ohio National Life Insurance Company	$	440,076

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO or the Company) and its wholly owned subsidiaries, O.N. Investment Management Company, and O.N. Insurance Agency, Inc. (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as an introducing broker and dealer. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(2)(i), which requires the Company to clear all transactions on a fully disclosed basis through another broker-dealer and handle all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers. As a result, the Company is exempt from reporting the following schedules, "Computation for Determination of Reserve Requirements under Rule 15c3-3," and "Information for Possession or Control Requirements under Rule 15c3-3."

The Company earns commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The carrying amount of assets approximates their fair value.

Software is carried at cost, net of amortization. Depreciation is computed principally using the straight-line method over the estimated useful life of the asset. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Companies' only component of comprehensive income.

(Continued)

In October 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP FAS 157-3 did not have a material impact on the Companies' financial position or results of operations.

(2) Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The Companies utilize a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any operating losses by the Companies which would be realized by the parent company on a consolidated return go to the benefit of the Companies.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

On January 1, 2007, the Companies adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of FIN 48 had no material impact to the Companies.

Total income tax expense for the year ended December 31, 2008 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

	Amount	Percentage
Computed (expected) tax expense	$ 1,097,534	35.00%
Nondeductible expenses	29,035	0.93%
State tax and interest expense, net of Federal income tax benefit	125,200	3.99%
Total expense and effective rate	$ 1,251,769	39.92%

The Companies have determined there are no assets or liabilities with basis differences.

(3) Related Party Transactions

The Companies have a service contract with their parent whereby the Companies are billed for services, office space, equipment and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Companies had to obtain such services, office space, equipment and materials on their own. The expenses incurred pursuant to this contract were $1,485,705 in 2008. There was no payable to ONLIC related to this service contract as of December 31, 2008.

ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby ONESCO receives $50,000 from ONEQ annually. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ. As of December 31, 2008, the Company had no receivable from ONEQ related to this contract.

Accounts receivable from affiliates consists of two components. ONESCO has a distribution agreement with ONEQ whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2008, the sale of these contracts resulted in income from sale of variable products of $12,488,166 and commission expense of $11,296,925. The receivable due from ONLIC related to this distribution agreement was $80,895 as of December 31, 2008. In addition, ONESCO sells registered investment products and variable contracts sponsored by unaffiliated parties, resulting in income of $31,035,824 and commission expense of $30,221,152. The receivable due related to these contracts was $26,320 as of December 31, 2008.

As of December 31, 2008, there were receivables from Ohio National Financial Services (ONFS) of $174,115 for reimbursement of expenses paid by ONESCO on behalf of ONFS.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, ONESCO had a minimum net capital requirement of $50,000, "aggregate indebtedness" and "net capital" of $425,438 and $1,432,921, respectively and ratio of aggregate indebtedness to net capital of 0.30 to 1.

(5) Contingencies

The Companies are currently not aware of any claims and legal actions arising in the ordinary course of business.

During 2008, a previously existing litigation matter was settled for $1,270,000. Expenses related to this matter of $561,909 were recorded in 2008. The terms of the settlement provided for a payment of $1,270,000 in 2008. No further liability remains related to this matter.

(6) Disclosures about the Fair Value of Assets, including Financial Instruments

The Companies adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies plan to utilize the deferral for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB Staff Position No. 157-2.

In accordance with SFAS 157, the Companies categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Companies categorize financial assets recorded at fair value on the condensed consolidated balance sheet as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain mortgage-backed securities (MBSs) and asset-backed securities (ABSs), certain corporate debt, certain private equity investments, and certain derivatives, including basis swaps and commodity total return swaps. As of December 31, 2008, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets utilizing Level 3 valuations are certain mortgage-backed and asset-backed securities, certain corporate debt, certain private equity investments, certain mutual fund holdings, and certain derivatives. As of December 31, 2008, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands of dollars)		
Assets:				
Cash	$ 2,224,214	—	—	2,224,214
Deposits	189,157	—	—	189,157
Total assets	$ 2,413,371	—	—	2,413,371

Cash – Cash is considered Level 1 for the purposes of our FAS 157 classification as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 for our FAS 157 classification since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Consolidated Statement of Financial Position.

The Companies did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The Companies did not record any changes to retained earnings as a result of the adoption of SFAS 157.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2008

Assets		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$	1,961,501	115,879	146,834	—	2,224,214
Accounts receivable		281,330	—	—	—	281,330
Investment in wholly owned subsidiaries, at equity in their net assets		229,881	—	—	(229,881)	—
Prepaid state income taxes		71,049	—	—	—	71,049
Software		1,036,253	—	—	—	1,036,253
Prepaid asset		111,795	—	—	—	111,795
Other assets		193,536	2,202	—	—	195,738
Total assets	$	3,885,345	118,081	146,834	(229,881)	3,920,379
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$	160,611	—	—	—	160,611
Accounts payable and accrued expenses		121,988	8,706	17,614	—	148,308
Federal income taxes payable		142,839	4,449	4,265	—	151,553
Total liabilities		425,438	13,155	21,879	—	460,472
Stockholder's equity:						
Common stock		336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital		1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings (accumulated deficit)		2,069,907	(40,074)	114,955	(74,881)	2,069,907
Total stockholder's equity		3,459,907	104,926	124,955	(229,881)	3,459,907
Total liabilities and stockholder's equity	$	3,885,345	118,081	146,834	(229,881)	3,920,379

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Operations

Year ended December 31, 2008

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 43,394,717	538,940	1,922,058	(2,331,725)	43,523,990
Sale of general securities	5,251,729	—	—	—	5,251,729
Sale of fee-based products	482,360	—	—	—	482,360
Other income	314,380	—	—	—	314,380
Interest income	385	—	—	—	385
	49,443,571	538,940	1,922,058	(2,331,725)	49,572,844
Expenses:					
Commissions	41,518,077	511,947	1,819,778	(2,331,725)	41,518,077
Service contract	1,435,705	—	—	—	1,435,705
Salary expense	2,185,863	—	—	—	2,185,863
Professional fees	113,130	—	—	—	113,130
Settlement expense	561,909	—	—	—	561,909
Travel and entertainment	248,719	—	—	—	248,719
General expenses	359,407	6,960	7,263	—	373,630
	46,422,810	518,907	1,827,041	(2,331,725)	46,437,033
Income before income tax expense	3,020,761	20,033	95,017	—	3,135,811
Income taxes:					
Current expense	594,107	7,073	42,917	—	644,097
Deferred expense	607,672	—	—	—	607,672
	1,201,779	7,073	42,917	—	1,251,769
Net income before net income of wholly owned subsidiaries	1,818,982	12,960	52,100	—	1,884,042
Net income of wholly owned subsidiaries	65,060	—	—	(65,060)	—
Net income	$ 1,884,042	12,960	52,100	(65,060)	1,884,042

See accompanying independent auditors' report.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2008

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	425,438
Net capital		1,432,921
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $425,438)		50,000
Net capital in excess of requirements	$	1,382,921
Ratio of aggregate indebtedness to net capital		0.2969
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		2,069,907
Total net worth		3,459,907
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		511,211
Other assets		1,292,633
Fidelity bond deductible		223,142
		2,026,986
Net capital before haircuts on securities positions		1,432,921
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,432,921

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2008 filed on unaudited Form X-17A-5, Part IIA on January 26, 2009.

See accompanying independent auditors' report.